As filed with the Securities and Exchange Commission on November 20, 2013

File No.  812-14198

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

________________________

In the Matter of the Application

of

Forethought Variable Insurance Trust
Forethought Investment Advisors, LLC
300 North Meridian Street
Suite 1800
Indianapolis, IN 46204

Northern Lights Distributors, LLC
17605 Wright Street
Omaha, Nebraska 68130

_______________________

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO
SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS
AMENDED (THE “ACT”), FOR AN ORDER GRANTING AN EXEMPTION FROM
SECTION 17(a) THEREOF, PURSUANT TO SECTION 12(d)(1)(J) OF THE ACT FOR
AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT, AND
UNDER SECTION 6(c) OF THE ACT GRANTING AN EXEMPTION FROM RULE
12d1-2(a) UNDER THE ACT
_______________________

Please send all communications, notice and orders to:

Sarah M. Patterson
Forethought Investment Advisors, LLC
300 North Meridian St, Suite 1800
Indianapolis, IN 46204
Telephone: (860) 325-1538
Facsimile: (860) 325-1539
Sarah.Patterson@forethought.com

With a copy to:

John V. O’Hanlon, Esq.
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110
Telephone: (617) 728-7111
Facsimile: (617) 426-6567
john.ohanlon@dechert.com

This Application (including Exhibits) consists of 37 pages

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

In the Matter of:	)

FORETHOUGHT VARIABLE	)	AMENDMENT NO. 1 TO THE
INSURANCE TRUST,	)	APPLICATION PURSUANT TO SECTIONS
FORETHOUGHT INVESTMENT	)	6(c) AND 17(b) OF THE INVESTMENT
ADVISORS, LLC	)	COMPANY ACT OF 1940, AS AMENDED
(THE “ACT”), FOR AN ORDER GRANTING
300 North Meridian Street, Suite 1800)		AN EXEMPTION FROM SECTION 17(a)
Indianapolis, IN 46204)		THEREOF, PURSUANT TO SECTION
12(d)(1)(J) OF THE ACT FOR AN
EXEMPTION FROM SECTIONS 12(d)(1)(A)
NORTHERN LIGHTS	)	AND 12(d)(1)(B) OF THE ACT, AND UNDER
DISTRIBUTORS, LLC	)	SECTION 6(c) OF THE ACT GRANTING AN
EXEMPTION FROM RULE 12d1-2(a) UNDER
17605 Wright Street	)	THE ACT
Omaha, Nebraska 68130)

Investment Company Act of 1940)
File No. 812-14198)

I.  INTRODUCTION

Forethought Variable Insurance Trust (the “Trust”), Forethought Investment Advisors, LLC (the “Manager”) (including any entity controlling, controlled by, or under common control with the Manager (“Affiliated Manager”)), and Northern Lights Distributors, LLC (the

“Distributor”) (collectively, “Applicants”), on their own behalf and on behalf of any existing or future series of the Trust and any existing or future registered open-end management investment company or series thereof that currently or subsequently is part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940 (the “Act”), as the Trust, and is, or will be, advised by the Manager or any Affiliated Manager (together with the existing series of the Trust, the “Series”), hereby file this application (“Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to the Act.1

Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act to the extent necessary to permit: (a) certain Series (each a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of registered open-end management investment companies (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds of Funds (“Unaffiliated Trusts,” together with Unaffiliated Investment Companies, “Unaffiliated Funds”) in excess of the limitations in Section 12(d)(1)(A) of the Act; (b) the Unaffiliated Investment Companies, their principal underwriters and any broker or dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to sell shares of Unaffiliated Investment Companies to the Funds of Funds in excess of the limitations in Section 12(d)(1)(B) of the Act; (c) the Funds of Funds to acquire shares of certain other Series in the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds of Funds (the “Affiliated Funds,” together with the Unaffiliated Funds, the “Underlying Funds”) in excess of the limitations in Section 12(d)(1)(A) of the Act; and (d) the Affiliated Funds, their principal underwriters and any Broker to sell their shares to the Fund of Funds in excess of the limitations in Section 12(d)(1)(B) of the Act.  Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the Act exempting the transactions described in (a) through (d) above from Section 17(a) of

1	The order requested in this Application is hereinafter referred to as the “Requested Order.”

the Act to the extent necessary to permit an Underlying Fund that is an affiliated person of a Fund of Funds to sell its shares to and redeem its shares from the Fund of Funds.

The Applicants further request that the Commission issue an order under Section 6(c) of the Act exempting the Applicants from Rule 12d1-2(a) under the Act to the extent necessary to permit a Fund of Funds that invests in Underlying Funds in reliance on Section 12(d)(1)(G) of the Act (a “Section 12(d)(1)(G) Fund of Funds”), and that is eligible to invest in “securities” (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).

Certain of the Underlying Funds currently pursue, or may in the future pursue, their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act.  Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement.2  Each Fund of Funds also may invest in Unaffiliated Funds that have received exemptive relief or otherwise be permitted to list and trade their shares on a national securities exchange at negotiated prices (“exchange traded funds” or “ETFs”) to the extent such investment is consistent with the investment objective of the Fund of Funds.

All entities that currently intend to rely on the Requested Order are named as Applicants and any other entity that relies on the Requested Order in the future will comply with the terms and conditions of this Application.

2
In accordance with Condition 12, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund or the Fund of Funds.  If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions.

II.            THE APPLICANTS

A.           The Trust

The Trust is a Delaware statutory trust, registered with the Commission under the Act as open-end management investment company, the series of which constitute the Forethought family of mutual funds. Shares of the Trust are registered under the Securities Act of 1933, as amended (the “1933 Act”).

The Trust is composed of multiple Series, each of which has its own investment objective, policies and restrictions.  Currently, the Trust consists of five Series; other Series may be added in the future.

Each Series is managed by the Manager.  In addition, as described below, certain Series benefit from discretionary advisory services provided by a sub-adviser that is appointed and retained by the Trust and Manager and compensated by the Manager.

Shares of the Series of the Trust serve, along with other investment company shares, as the funding vehicles for variable annuity contracts (the “Contracts”) offered by the separate accounts registered as unit investment trusts under the Act (the “Registered Separate Accounts”) of Forethought Insurance Company (the “Participating Insurance Company”).3  Owners of Contracts (the “Owners”) may select sub-accounts of the Separate Accounts (the “Sub-Accounts”) that invest in the Series to fund the Contracts.  No shares of any Series are sold directly to the public, although shares in the Series may in the future be sold to pension and retirement plans that are referred to as “qualified” under the Internal Revenue Code of 1986, as amended, to the general accounts of the insurance companies that are permitted to hold shares of Series that are designed to fund insurance products consistent with the requirements of Treasury Regulation 1.817-5 (“General Accounts”), or to Series of the Trust.

3
Shares of the Series also may serve as funding vehicles for Contracts offered through separate accounts exempt from registration under the Act (“Unregistered Separate Accounts,” and together with the Registered Separate Accounts, the “Separate Accounts”).

B.           Manager

The Manager, an Indiana Limited Liability Company, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Each Affiliated Manager will be also registered as an investment adviser with the Commission under the Advisers Act.

Pursuant to an Investment Advisory Agreement (the “Management Agreement”) between the Manager and the Trust, the Manager serves as investment adviser to and manager of each Series.  The Manager also identifies, compensates, and monitors the performance of any Sub-Adviser(s) (defined below) that manages the investment and reinvestment of the assets of a Series of the Trust.  Each Sub-Adviser will be registered as an investment adviser under the Advisers Act.

C.           Distributor

The Distributor is a Nebraska Limited Liability Company and serves as the Trust’s principal underwriter and distributor pursuant to a Distribution Contract with the Trust.  The Distributor is registered as a broker-dealer with the SEC and the Financial Industry Regulatory Authority, Inc. (“FINRA”).

III.           LEGAL ANALYSIS

A.           Section 12(d)(1)

1.           Explanation of Sections 12(d)(1)(A) and (B)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.  Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as (i) duplicative costs, (ii) the exercise of undue influence or control over the underlying funds and (iii) the complexity of such arrangements.   See the report of the SEC on the Public

Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company (an “acquiring company”), and any company or companies controlled by such acquiring company, from acquiring securities of any other investment company (an “acquired company”) if, immediately after the acquisition: (i) the acquiring company and any company or companies controlled by such acquiring company owns more than 3% of the value of the total outstanding voting stock of the acquired company; (ii) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company; or (iii) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any registered broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale (i) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it; or (ii) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

2.           Section 12(d)(1)(J)

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class of or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A) and (B) to the extent necessary to permit (a) the Funds of Funds to acquire shares of the Underlying Funds in excess of the limitations in Section 12(d)(1)(A) of the Act, and (b) the Unaffiliated Investment Companies and Affiliated Funds, their principal underwriters and any Broker to sell their shares to the Funds of Funds in excess of the limitations in Section 12(d)(1)(B) of the Act.

For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B).  Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and protection of investors.

3.           No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds.  Applicants note that the concerns about undue influence will not arise in connection with investments by the Funds of Funds in Affiliated Funds because the Affiliated Funds will be part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds.  Each Unaffiliated Investment Company will operate independently as determined by its own board of directors or trustees (“Board;” as used herein, the term “Board” shall refer to the board of directors or trustees of an entity) and management.

As an assurance that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the Requested Order, Condition 8 provides that prior to an investment in the shares of the Unaffiliated Investment Company in excess of the limits of Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement (the “Participation Agreement”) stating, without limitation, that their respective Boards and their investment advisers understand the terms and conditions of the Requested Order and agree to fulfill their respective responsibilities under the Requested Order.

To limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Condition 1 provides that (a) the Manager and any person controlling, controlled by, or under common control with the Manager, any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Manager or any person controlling, controlled by, or under common control with the Manager (collectively, the “Group”), will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act and (b) any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act  to a Fund of Funds (“Sub-Adviser”), any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the “Sub-Adviser Group”) will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or the Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, then the Group or the Sub-Adviser Group (except for any member of the Group or the Sub-Adviser Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  A Registered Separate Account will seek voting instructions from its Contract Owners and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instruction were received in the same proportion as the shares for which instructions were received.  An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from its Contract Owners and vote its shares of the Unaffiliated Fund in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

To further limit the potential for undue influence by a Fund of Funds or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds, the Manager, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each an “Unaffiliated Fund Affiliate”).  No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

In furtherance of the foregoing, Condition 3 provides that prior to investing in Unaffiliated Funds under the proposed arrangement, the Board of the Trust including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (for any Board, the “Independent Trustees;” as used herein, the term “Independent Trustees” shall refer to the Independent Trustees of the relevant Board)), will adopt procedures reasonably designed to ensure that the Manager and any Sub-Adviser to a Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

Pursuant to Condition 4, once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the

Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions (i) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (ii) is within the range of consideration that the Unaffiliated Investment Company would be required to pay another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

Additionally, Condition 5 precludes a Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company, or as a sponsor to an Unaffiliated Trust) from causing an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, advisory board member, Manager, Sub-Adviser, or employee of the Fund of Funds, or a person of which any such officer, director, Manager, Sub-Adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate).  An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”  Condition 6 requires the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, to adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.  Condition 7 requires the Unaffiliated Investment Company to maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth the party from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determination of the Board of the Unaffiliated Investment Company were made.

At the time of an investment by a Fund of Funds in an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), pursuant to Condition 8 the

Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs.  The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the Requested Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.  An Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.4

4.           No Excessive Layering of Fees

Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue.

Within the proposed structure, the Unaffiliated Investment Companies and Affiliated Funds, if any, will pay advisory fees to their adviser(s).  In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting).  Underlying Funds also may impose Rule 12b-l fees or service fees that are paid to third parties for providing distribution, administrative, sub-transfer agency or other services beneficial to shareholders.  Shareholders of each Fund of Funds indirectly will pay their proportionate share of any such fees and expenses.

4
An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

Each Fund of Funds also will pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses.  Such services at the Fund of Funds level are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.   Each Fund of Funds may impose fees paid under a plan adopted by the Fund of Funds under Rule 12b-1 of the Act.

To ensure that the investment advisory or management fees are not duplicative, prior to reliance on the Requested Order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, Condition 9 provides that the Board of the Trust, including a majority of the Independent Trustees, will find that the advisory or management fees charged under a Fund of Fund’s advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Trust.

Additionally, pursuant to Condition 10, the Manager will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Manager, or an affiliated person of the Manager, other than any advisory fees paid to the Manager or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received from an Unaffiliated Fund by the Sub-Adviser, or an affiliated person of the Sub-Adviser, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

With respect to Registered Separate Accounts that invest in a Fund of Funds, Condition 11 provides that no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and services fees, as defined in Rule 2830 of the NASD Conduct Rules (“NASD Conduct Rule 2830”), if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both.5  With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds as set forth in NASD Conduct Rule 2830.

Applicants represent that each Fund of Funds will represent in the Participation Agreement that no Participating Insurance Company sponsoring a Registered Separate Account funding Contracts will be permitted to invest in the Fund of Funds unless the Participating Insurance Company has certified to the Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the Separate Account, Fund of Funds, and the Underlying Fund levels, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Participating Insurance Company.

5.           Structure is not Overly Complex

The proposed arrangement will not create an overly complex fund structure of a type that would be confusing to shareholders.

To address this concern, Condition 12 precludes an Underlying Fund from acquiring securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of

5	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

the Act, except to the extent that such Underlying Fund: (a) acquires securities in compliance with Section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes; or (ii) engage in interfund borrowing and lending transactions.

In the case of an investment by a Fund of Funds in an Underlying Fund that operates using a master-feeder structure, having the Fund of Funds as an investor could result in a three-tier arrangement (the Fund of Funds investing in a feeder fund investing in a master fund).  However, Applicants do not believe this will result in an overly complex structure.  The master-feeder arrangement is entirely transparent.  For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

B.           Section 17(a)

Section 17(a) prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons.  An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

“(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, an investment adviser thereof or any member of an advisory board thereof, and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.”

As the Manager serves as investment manager or investment adviser to each Fund of Funds and any Affiliated Funds, the Fund of Funds and any Affiliated Funds may be deemed to be under common control of the Manager and therefore affiliated persons of one another.  The Fund of Funds and the Underlying Funds also may be deemed to be affiliated persons of one another by virtue of a 5% or greater ownership interest by a Fund of Funds of one or more of such Underlying Funds’ outstanding voting securities.  In light of these and other possible affiliations, the sale of shares by the Underlying Funds to the Fund of Funds and the purchase of those shares from the Fund of Funds by the Underlying Funds (through redemptions) could be deemed to be principal transactions between an affiliated person and a registered investment company under Section 17(a).6

Section 17(b), however, authorizes the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) of the Act provides that: “the Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder,

6
Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Fund of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act.  The Participation Agreement also will include this acknowledgement.

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

Applicants believe that the proposed transactions among the Funds of Funds and the Underlying Funds satisfy the requirements for relief under both Sections 17(b) and 6(c) of the Act because the terms are fair and reasonable and do not involve overreaching.  The terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.7  In addition, the proposed structure and transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.  The investment by a Fund of Funds in shares of the Underlying Funds and the issuance of shares of the Underlying Funds to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds. For the reasons stated above, Applicants believe that the proposed transactions are consistent with the general purposes of the Act.  Applicants also believe that the requested exemptions are appropriate in the public interest and that the Requested Order is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C.           Rule 12d1-2 Relief

1.           Explanation of Rule 12d1-2

Section 12(d)(1) of the Act, as discussed in greater detail in Section III.A.1 above, generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in

7
To the extent purchases and sales of shares of an ETF occur in the secondary market (and not through principal transactions directly between a Fund of Funds and an ETF), relief from section 17(a) would not be necessary.  The requested relief is intended to cover, however, transactions directly between ETFs and a Fund of Funds.  Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because the investment adviser to the ETF or an entity controlling, controlled by or under common control with the investment adviser to the ETF is a Manager to the Fund of Funds.

accordance with the limits set forth in that Section. In 1996, Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) of the Act as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.  Section 12(d)(1)(G) of the Act, in relevant part, provides that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered UIT (hereinafter in this paragraph referred to as the “acquired company”) purchased or otherwise acquired by a registered open-end investment company or a registered UIT (hereinafter in this paragraph referred to as the “acquiring company”), if (a) the acquired company and the acquiring company are part of the same “group of investment companies,” (b) securities of the acquired company, securities of other registered open-end investment companies and  registered UITs  that are part of the same “group of investment companies,” government securities, and short-term paper are the only investments held by the acquiring company, (c) the aggregate sales loads and distribution-related fees of the acquiring company and acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the Exchange Act or by the Commission, and (d) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end management investment companies or registered UITs in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F).

In 2006, the Commission adopted Rule 12d1-2 under the Act.8  Rule 12d1-2 permits a registered open-end investment company or a registered UIT that relies on Section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is

8	See Fund of Fund Investments, Inv. Co. Act Rel. No. 27399 (June 20, 2006) (the “Rule 12d1-2 Adopting Release”).

not in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on Rule 12d1-1 under the Act. For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.9  The Commission noted in the Rule 12d1-2 Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”10  The adoption of Rule 12d1-2 also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”11

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.12  It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) of the Act provides

9	See id. at 17, n.58.

10	Id. at 17-18.

11	See H.R. Rep. No. 602, 104th Cong. 2nd Sess., at 43-44 (1996).

12
See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) ([T]he broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (providing that Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.           Basis for Rule 12d1-2 Relief

The opportunity to invest in Other Investments will allow a Section 12(d)(1)(G) Fund of Funds greater flexibility to meet its investment objective. A Section 12(d)(1)(G) Fund of Funds would use Other Investments for a purpose that is consistent with its investment objective, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, a Section 12(d)(1)(G) Fund of Funds’ Board will review the advisory fees charged by the Section 12(d)(1)(G) Fund of Funds’ investment adviser(s) to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Section 12(d)(1)(G) Fund of Funds may invest.

Applicants request an order under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) to allow the Section 12(d)(1)(G) Funds of Funds to invest in Other Investments.  Applicants state that the proposed arrangement would comply with Rule 12d1-2 under the Act, but for the fact that the Section 12(d)(1)(G) Funds of Funds may invest a portion of their assets in Other Investments.  Applicants believe that permitting a Section 12(d)(1)(G) Fund of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act, as originally adopted and as amended in 1970, was intended to address, namely: (1) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (2) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); (3) pyramiding of voting control of the underlying funds; and (4) complex pyramidal structures that may be confusing to investors.13  Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and 12(d)(1)(B). Section 12(d)(1)(G) addresses these concerns by (i) requiring that the acquiring company and the acquired company be part of the same group of investment companies, (ii) limiting charges and fees of the acquiring company and acquired company, and (iii) requiring that the acquired company not act as a fund of funds itself.  The adoption of Rule 12d1-2 demonstrates a determination by the Commission that investments by a fund of funds in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting a Section 12(d)(1)(G) Fund of Funds to invest in Other Investments in furtherance of its investment objective, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and 12(d)(1)(B). Rather, this additional flexibility will provide a Section 12(d)(1)(G) Fund of Funds with a broader array of investment options through which to pursue its investment objective.

The Applicants submit that the requested exemption offers significant benefits, as detailed above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act,” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to the relief from Rule 12d1-2 requested in this Application.

13	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

IV.             PRECEDENTS IN SUPPORT OF THE EXEMPTION

A.           Investments in Underlying Funds by Funds of Funds

The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated investment companies.14  The Commission also has granted exemptive orders to other mutual fund complexes to permit a fund of funds to invest in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act.15

14
See, e.g., Financial Investors Trust and Hanson McClain Strategic Advisors, Inc., Investment Company Act Release Nos. 30521 ( May 15, 2013) (Notice) and 30554 (Jun. 11, 2013) (Order) (File No. 812-14098); AIP Series Trust and Morgan Stanley AIP GP LP, Investment Company Act Release Nos. 30420 (Mar. 11, 2013) (Notice) and 30450 (Apr. 8, 2013) (Order) (File No. 812-14092); The Advisors Inner Circle Fund, et al., Investment Company Act Release Nos. 30412 (Mar. 4, 2013) (Notice) and 30443 (Apr. 1, 2013) (Order) (File No. 812-14065); The Advisors Inner Circle Fund, et al., Investment Company Act Release Nos. 30412 (Mar. 4, 2013) (Notice) and 30443 (Apr. 1, 2013) (Order) (File No. 812-14065); Symetra Life Insurance Company, et al., Investment Company Act Release Nos. 30353 (Jan. 1, 2013) (Notice) and 30386 (Feb. 19, 2013) (Order) (File No. 812-14082); PNC Capital Advisors, LLC, et al., Investment Company Act Release Nos. 30229 (Oct. 23, 2012) (Notice) and 30271 (Nov. 20, 2012) (Order) (File No. 812-14056); Neuberger Berman Alternative Funds, et al., Investment Company Act Release Nos. 30236 (Oct. 22, 2012) (Notice) and 30267 (Nov. 19, 2012) (Order) (File No. 812-14050); Financial Investors Trust, et al., Investment Company Act Release Nos. 30205 (Sept. 18, 2012) (Notice) and (30233) (Oct. 16, 2012) (Order) (File No. 812-13985); Wells Fargo Funds Trust, et al., Investment Company Act Release Nos. 30201 (Sept. 12, 2012) (Notice) and 30231 (Oct. 10, 2012) (Order) (File No. 812-13967); Prudential Investment Portfolios 3, et al., Investment Company Act Release Nos. 30200 (Sept. 11, 2012) (Notice) and 30229 (Oct. 9, 2012) (Order) (File No. 812-13993); GPS Funds I, et al., Investment Company Act Release Nos. 30044 (Apr. 24, 2012) (Notice) and 30067 (May 22, 2012) (Order) (File No. 812-13986); and Pacific Life Insurance Company, et al., Investment Company Act Release Nos. 29944 (Feb. 13, 2012) (Notice) and 29979 (Mar. 3, 2012) (Order) (File No. 812-13962).

15
Applicants note that substantially similar relief was granted in Pacific Life Insurance Company, et al., Investment Company Act Release Nos. 29944 (Feb. 13, 2012) (Notice) and 29979 (Mar. 3, 2012) (Order) (File No. 812-13962); ProFunds et al., Investment Company Act Release Nos. 27599 (Dec. 14, 2006) (Notice) and 27658 (Jan. 9, 2007) (Order); The RBB Fund, Inc. et al., Investment Company Act Release Nos. 28260 (Apr. 30, 2008) (Notice) and 28288 (May 28, 2008) (Order); DFA Investment Dimensions Group, Inc., et. al., Investment Company Act Release Nos. 28637 (Feb. 26, 2009)(Notice) and 28654 (March 24, 2009)(Order); Transamerica Asset Management, Inc., et. al., Investment Company Act Release Nos. 29410 (Sept. 3, 2010)(Notice) and 29447 (Sept. 28, 2010)(Order); and Jackson National Life Insurance Company, et. al., Investment Company Act Release Nos. 29442 (Sept. 27, 2010)(Notice) and 29484 (Oct. 25, 2010)(Order).

B.           Other Investments by Section 12(d)(1)(G) Funds of Funds

The Commission has granted exemptive orders authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments.16

V.           APPLICANTS’ CONDITIONS

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

A.           Investments in Underlying Funds by Funds of Funds

1.           The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, then the Group or the Sub-Adviser Group (except for any member of the Group or the Sub-Adviser Group that is a Separate

16
See, e.g., Financial Investors Trust and Hanson McClain Strategic Advisors, Inc., Investment Company Act Release Nos. 30521 ( May 15, 2013) (Notice) and 30554 (Jun. 11, 2013) (Order) (File No. 812-14098); AIP Series Trust and Morgan Stanley AIP GP LP, Investment Company Act Release Nos. 30420 (Mar. 11, 2013) (Notice) and 30450 (Apr. 8, 2013) (Order) (File No. 812-14092); The Advisors Inner Circle Fund, et al., Investment Company Act Release Nos. 30412 (Mar. 4, 2013) (Notice) and 30443 (Apr. 1, 2013) (Order) (File No. 812-14065); Symetra Life Insurance Company, et al., Investment Company Act Release Nos. 30353 (Jan. 1, 2013) (Notice) and 30386 (Feb. 19, 2013) (Order) (File No. 812-14082); Neuberger Berman Alternative Funds, et al., Investment Company Act Release Nos. 30236 (Oct. 22, 2012) (Notice) and 30267 (Nov. 19, 2012) (Order) (File No. 812-14050); Financial Investors Trust, et al., Investment Company Act Release Nos. 30205 (Sept. 18, 2012) (Notice) and (30233) (Oct. 16, 2012) (Order) (File No. 812-13985); Wells Fargo Funds Trust, et al., Investment Company Act Release Nos. 30201 (Sept. 12, 2012) (Notice) and 30231 (Oct. 10, 2012) (Order) (File No. 812-13967); Prudential Investment Portfolios 3, et al., Investment Company Act Release Nos. 30200 (Sept. 11, 2012) (Notice) and 30229 (Oct. 9, 2012) (Order) (File No. 812-13993); GPS Funds I, et al., Investment Company Act Release Nos. 30044 (Apr. 24, 2012) (Notice) and 30067 (May 22, 2012) (Order) (File No. 812-13986); and Pacific Life Insurance Company, et al., Investment Company Act Release Nos. 29944 (Feb. 13, 2012) (Notice) and 29979 (Mar. 3, 2012) (Order) (File No. 812-13962).

Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  A Registered Separate Account will seek voting instructions from its Contract Owners and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.  An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from its Contract Owners and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.  This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2.           No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.           The Board of the Trust, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Manager and any Sub-Adviser are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or a Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.           Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.           No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.           The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.           Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth (a) the party from whom the securities were acquired, (b) the identity of the underwriting syndicate’s members, (c) the terms of the purchase, and (d) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.           Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs.  The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the Requested Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.           Before approving any advisory contract under Section 15 of the Act, the Board of the Trust, including a majority of the Independent Trustees, shall find that the advisory fees charged to the Fund of Funds under the advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.  Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Trust.

10.           The Manager will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Manager, or an affiliated person of the Manager, other than any advisory fees paid to the Manager or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or an affiliated person of the Sub-Adviser by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser.  In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.           With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level.  Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both.  With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

12.           No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief  from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

B.           Other Investments by Section 12(d)(1)(G) Funds of Funds

The Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Section 12(d)(1)(G) Fund of Funds from investing in Other Investments as described in this Application.

VI.           REQUEST FOR ORDER OF EXEMPTION

The Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act granting exemptions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and under Section 6(c) of the Act granting an exemption from Rule 12d1-2(a) under the Act, as described in this Application.  Applicants submit that, for all the reasons stated above, the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

VII.           PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application on behalf of Applicants are authorized to so sign and file the same.  The resolutions of each Applicant authorizing the filing of this Application and any amendments thereto are attached as Exhibits A1-3 to this Application.

Pursuant to Rule 0-2 under the Act, the Applicants hereby declare that this Application for a Commission order is signed by an authorized person on behalf of each of the Applicants pursuant to the general authority vested in such person by the appropriate charter documents and/or by resolution of each Board or pursuant to the appropriate charter documents of each Applicant, pursuant to Rule 0-2 under the Act, and/or by verification required by Rule 0-2(d) under the Act attached as Exhibit B to this Application, and further declare that such authorizations remain in full force and effect.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.  Pursuant to the requirements with regard to the electronic filing of applications, no form of Notice of Filing is provided.

The Applicants request that questions regarding this Application be directed to John V. O’Hanlon, Esq. at Dechert LLP, One International Place, 40th Floor, 100 Oliver Street Boston, MA 02110, telephone (617) 728-7111 or Jill R. Damon, Esq. at Dechert LLP, One International Place, 40th Floor, 100 Oliver Street Boston, MA 02110, telephone (617) 728-7135.

SIGNATURES

Dated: November 19, 2013

FORETHOUGHT VARIABLE INSURANCE TRUST

By:	/s/ Sarah Patterson
Name:	Sarah Patterson
Title:	Secretary

FORETHOUGHT INVESTMENT ADVISORS, LLC

By:	/s/ Eric Todd
Name:	Eric Todd
Title:	President

NORTHERN LIGHTS DISTRIBUTORS, LLC

By:	/s/ Brian Nielsen
Name:	Brian Nielsen
Title:	Chief Executive Officer

EXHIBIT INDEX

A.           Authorizations

B.           Verifications

EXHIBIT A

AUTHORIZATION

FORETHOUGHT INVESTMENT ADVISORS, LLC

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Forethought Investment Advisors, LLC (“FIA”) declares that this Application is signed by Eric Todd, President, pursuant to the general authority vested in him as such by the Certificate of Organization of FIA.

By:	/s/ Eric Todd
Name:	Eric Todd
Title:	President

Date: November 19, 2013

EXHIBIT A

AUTHORIZATION

FORETHOUGHT VARIABLE INSURANCE TRUST

In accordance with Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Sarah Patterson, in her capacity as Secretary of Forethought Variable Insurance Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to her general authority as Secretary of the Trust and pursuant to the following resolution adopted by the Initial Trustee of the Trust on August 7, 2013:

RESOLVED, that an Officer of Forethought Variable Insurance Trust (the “Trust”) be, and he hereby is, authorized and directed to prepare and file with the Securities and Exchange Commission on behalf of the Trust an application for an exemptive order, and any and all amendments thereto, pursuant to Sections 6(c), 17(b) and 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), to exempt each series of the Trust, its investment adviser, Forethought Investment Advisors, LLC, and its distributor, Northern Lights Distributors, LLC, from Sections 17(a), 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and Rule 12d1-2(a) under the 1940 Act to the extent necessary, to permit, among other things, series of the Trust to invest in affiliated and unaffiliated investment companies and other financial instruments.

By:	/s/ Sarah Patterson
Name:	Sarah Patterson
Title:	Secretary

Date: November 19, 2013

EXHIBIT A

AUTHORIZATION

NORTHERN LIGHTS DISTRIBUTORS, LLC

In accordance with Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Brian Nielsen, in his capacity as Chief Executive Officer of Northern Lights Distributors, LLC (the “Distributor”), states that he is authorized to sign this Application and that all actions necessary to authorize his execution and filing of this Application have been taken.

By:	/s/ Brian Nielsen
Name:	Brian Nielsen
Title:	Chief Executive Officer

Date: November 19, 2013

EXHIBIT B

VERIFICATION

FORETHOUGHT INVESTMENT ADVISORS, LLC

The undersigned states that he has duly executed this Application for and on behalf of Forethought Investment Advisors, LLC, that he is President of such entity and as such is authorized to sign this Application on its behalf, and that all actions by shareholders, trustees or other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Eric Todd
Name:	Eric Todd
Title:	President

EXHIBIT B

VERIFICATION

FORETHOUGHT VARIABLE INSURANCE TRUST

The undersigned states that she has duly executed this Application for and on behalf of Forethought Variable Insurance Trust, that she is the Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Sarah Patterson
Name:	Sarah Patterson
Title:	Secretary

EXHIBIT B

VERIFICATION

NORTHERN LIGHTS DISTRIBUTORS, LLC

The undersigned states that he has duly executed this Application for and on behalf of Northern Lights Distributors, LLC; that he is the Chief Executive Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Brian Nielsen
Name:	Brian Nielsen
Title:	Chief Executive Officer